EXHIBIT 5
SCHEDULE OF TRANSACTIONS

The following table sets forth all transactions in the Common Shares effected during the past 60 days by the Reporting Persons. All such transactions were effected in the open market through a broker pursuant to the 10b5-1 Plan adopted by GEM II on June 14, 2024.

Reporting Person	Title of Security	Date of Transaction	Nature of Transaction	Quantity	Price
GEM II	Common Shares	09/13/2024	Sell	20,000	$19.1125(1)
GEM II	Common Shares	09/16/2024	Sell	20,000	$20.1560(2)
GEM II	Common Shares	09/17/2024	Sell	20,000	$19.8085(3)

(1) This transaction was executed in multiple trades at prices ranging from $19.00 to $19.46, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of Common Shares sold at each separate price within the range set forth herein.

(2) This transaction was executed in multiple trades at prices ranging from $19.95 to $20.45, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of Common Shares sold at each separate price within the range set forth herein.

(3) This transaction was executed in multiple trades at prices ranging from $19.48 to $20.115, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of Common Shares sold at each separate price within the range set forth herein.